Samfine Creation Holdings Group Limited

May 4, 2023

Via EDGAR

Ms. Beverly Singleton

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Samfine Creation Holdings Group Limited
Amendment No. 5 to Draft Registration Statement on Form F-1
Submitted February 1, 2023
CIK No. 0001926792

Ladies and Gentlemen:

This letter is in response to the letter dated February 9, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Samfine Creation Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (“Draft Registration Statement No. 6”) is being confidentially submitted to accompany this letter.

Amendment No. 5 to Draft Registration Statement on Form F-1

Management

Compensation of Directors and Executive Officers, page 126

1. Please update your disclosure in this section and in "Outstanding Equity Awards at Fiscal Year End" to reflect the most recently completed fiscal year.

In response to the Staff’s comments, we revised our disclosure on page 118 of Draft Registration Statement No.6 to reflect the most recently completed fiscal year.

Related Party Transactions, page 127

2. We note your response to prior comment 4 and reissue it. Please revise this section to provide information that is current as of the date of the registration statement, as required by Item 7 of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 119 of Draft Registration Statement No.6 to provide information that is current as of the date of the registration statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC